FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of February 19, 2004

Commission File Number: 333-04918

BANCO BILBAO VIZCAYA ARGENTARIA, CHILE

(Translation of registrant’s name into English)

Huerfanos 1234

Santiago, Chile

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:    Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):    Yes  ☐    No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):     Yes  ☐    No  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:    Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

BANCO BILBAO VIZCAYA ARGENTARIA, CHILE

TABLE OF CONTENTS

Item		Sequential Page Number
1.	Free translation of letters to the Stock Exchanges informing them of the Board of Directors Ordinary Shareholders’ Meeting that will take place on March 24, 2004.

FREE TRANSLATION

February 18, 2004

Our Ref. # 047 .04

Shareholder of Banco Bilbao Vizcaya Argentaria S.A.

The Board of Directors of this Company has agreed to convene the Ordinary Shareholders’ Meeting on Wednesday, March 24, 2004, at 4.30 p.m., in the first floor offices of the Bank, located in Santiago, Chile, on the street Huérfanos, No.1234, to deal with the following issues:

1.- Approval of the Annual Report, Balance Sheets, Statement of Income, and the External Auditors’ Report covering the fiscal year taken as of January 1st to December 31st, 2003.

2.- Profit distribution amounting to Ch$14,448,881,080 (Chilean pesos) of earnings for the year that totaled Ch$27,108,331,040(Chilean pesos), disbursing a dividend of Ch$40 (Chilean pesos) per share. On approval, this dividend shall be paid following the Shareholders’ Meeting at the Preferred Client teller position on the first floor of the offices of the Bank, located at Huérfanos No. 1234, Santiago. The remaining earnings shall be placed in a reserve fund of non-disbursed profits.

3.- Election of Board members.

4.- Determining compensation for the Board of Directors for 2004

5.- Determining compensation for the members of the Board of Directors’ Committee for 2004 as well as determining the budget covering working expenses for the Committee and its advisors.

6.- Designation of the External Auditors for the fiscal year 2004.

7.- Designation of the Rating Agencies.

8.- Details of operations in compliance with Article 44 Law No. 18,046.

9.- Report of the activities and incurred expenses of the Board of Directors’ Committee.

10.- Report on the Board of Directors’ expenses.

11.- Other matters legally ascribed to Ordinary Shareholders’ Meetings.

In compliance with that set forth in article 49 No.12 of the General Banking Law, the Balance Sheets, Statement of Income and the External Auditor’s Report pertaining to the fiscal year, taken as those days from January 1 to December 31, 2003, were published in the edition of the daily newspaper “Diario Financiero”, of February 16, 2004.

Those shareholders who are recorded in the Shareholders’ Register five business days before the indicated date of the Meeting, that is, up to and including March 18, 2004, have the right to attend the Shareholder’s meeting.

Upon approval of the Balance Sheets and the Statement of Income at the Ordinary Shareholders’ Meeting, if the distribution of dividends is agreed to, those shareholders recorded in the Shareholders’ Register five business days before the aforementioned date of the Meeting, that is up to and including March 18, 2004, will have the right to collect their dividends.

The first notification of the Shareholders’ Meeting shall be published in the daily newspaper “La Nación” on March 5, 2004, while the two remaining notices will appear in the same journal on March 12 and March 19, 2004.

In case that you cannot attend this meeting, kindly sign the power of attorney attached, filling in the place and date of granting and the full name of the attorney in-fact, submitting them to the Shares Department, located in this city, street Húerfanos N° 770, floor 22.

Also, kindly complete the referenced power of attorney indicating your first and last name and national identity number, as shareholder; and, in the event that the shareholder is a juridic person, indicate in addition to the Corporate purpose and name, as attorney in-fact, the first and last name and national certificate of identity of or the executives who grant the power of attorney in their representation.

Yours faithfully,

Banco Bilbao Vizcaya Argentaria, Chile

José Said Saffie

Chairman

FREE TRANSLATION

February 18, 2004

Our Ref. # 048 .04

Enrique Marshall R.

Superintendent of Banks and Financial Institutions

Dear sirs,

The Board of Directors of this Company has agreed to convene the Ordinary Shareholders’ Meeting on Wednesday, March 24, 2004, at 4.30 p.m., in the first floor offices of the Bank, located in Santiago, Chile, on the street Huérfanos, No.1234, to deal with the following issues:

1.- Approval of the Annual Report, Balance Sheets, Statement of Income, and the External Auditors’ Report covering the fiscal year taken as of January 1st to December 31st, 2003.

2.- Profit distribution amounting to Ch$14,448,881,080 (Chilean pesos) of earnings for the year that totaled Ch$27,108,331,040(Chilean pesos), disbursing a dividend of Ch$40 (Chilean pesos) per share. On approval, this dividend shall be paid following the Shareholders’ Meeting at the Preferred Client teller position on the first floor of the offices of the Bank, located at Huérfanos No. 1234, Santiago. The remaining earnings shall be placed in a reserve fund of non-disbursed profits.

3.- Election of Board members.

4.- Determining compensation for the Board of Directors for 2004

5.- Determining compensation for the members of the Board of Directors’ Committee for 2004 as well as determining the budget covering working expenses for the Committee and its advisors.

6.- Designation of the External Auditors for the fiscal year 2004.

7.- Designation of the Rating Agencies.

8.- Details of operations in compliance with Article 44 Law No. 18,046.

9.- Report of the activities and incurred expenses of the Board of Directors’ Committee.

10.- Report on the Board of Directors’ expenses.

11.- Other matters legally ascribed to Ordinary Shareholders’ Meetings.

In compliance with that set forth in article 49 No.12 of the General Banking Law, the Balance Sheets, Statement of Income and the External Auditor’s Report pertaining to the fiscal year, taken as those days from January 1 to December 31, 2003, were published in the edition of the daily newspaper “Diario Financiero”, of February 16, 2004.

Those shareholders who are recorded in the Shareholders’ Register five business days before the indicated date of the Meeting, that is, up to and including March 18, 2004, have the right to attend the Shareholder’s meeting.

Upon approval of the Balance Sheets and the Statement of Income at the Ordinary Shareholders’ Meeting, if the distribution of dividends is agreed to, those shareholders recorded in the Shareholders’ Register five business days before the aforementioned date of the Meeting, that is up to and including March 18, 2004, will have the right to collect their dividends.

The first notification of the Shareholders’ Meeting shall be published in the daily newspaper “La Nación” on March 5, 2004, while the two remaining notices will appear in the same journal on March 12 and March 19, 2004.

Yours faithfully,

Banco Bilbao Vizcaya Argentaria, Chile

Ramón Monell Valls

General Manager

FREE TRANSLATION

February 18, 2004

Our Ref. # 049 .04

Santiago Commerce Exchange

Dear sirs,

The Board of Directors of this Company has agreed to convene the Ordinary Shareholders’ Meeting on Wednesday, March 24, 2004, at 4.30 p.m., in the first floor offices of the Bank, located in Santiago, Chile, on the street Huérfanos, No.1234, to deal with the following issues:

1.- Approval of the Annual Report, Balance Sheets, Statement of Income, and the External Auditors’ Report covering the fiscal year taken as of January 1st to December 31st, 2003.

2.- Profit distribution amounting to Ch$14,448,881,080 (Chilean pesos) of earnings for the year that totaled Ch$27,108,331,040(Chilean pesos), disbursing a dividend of Ch$40 (Chilean pesos) per share. On approval, this dividend shall be paid following the Shareholders’ Meeting at the Preferred Client teller position on the first floor of the offices of the Bank, located at Huérfanos No. 1234, Santiago. The remaining earnings shall be placed in a reserve fund of non-disbursed profits.

3.- Election of Board members.

4.- Determining compensation for the Board of Directors for 2004

5.- Determining compensation for the members of the Board of Directors’ Committee for 2004 as well as determining the budget covering working expenses for the Committee and its advisors.

6.- Designation of the External Auditors for the fiscal year 2004.

7.- Designation of the Rating Agencies.

8.- Details of operations in compliance with Article 44 Law No. 18,046.

9.- Report of the activities and incurred expenses of the Board of Directors’ Committee.

10.- Report on the Board of Directors’ expenses.

11.- Other matters legally ascribed to Ordinary Shareholders’ Meetings.

In compliance with that set forth in article 49 No.12 of the General Banking Law, the Balance Sheets, Statement of Income and the External Auditor’s Report pertaining to the fiscal year, taken as those days from January 1 to December 31, 2003, were published in the edition of the daily newspaper “Diario Financiero”, of February 16, 2004.

Those shareholders who are recorded in the Shareholders’ Register five business days before the indicated date of the Meeting, that is, up to and including March 18, 2004, have the right to attend the Shareholder’s meeting.

Upon approval of the Balance Sheets and the Statement of Income at the Ordinary Shareholders’ Meeting, if the distribution of dividends is agreed to, those shareholders recorded in the Shareholders’ Register five business days before the aforementioned date of the Meeting, that is up to and including March 18, 2004, will have the right to collect their dividends.

The first notification of the Shareholders’ Meeting shall be published in the daily newspaper “La Nación” on March 5, 2004, while the two remaining notices will appear in the same journal on March 12 and March 19, 2004.

Yours faithfully,

Banco Bilbao Vizcaya Argentaria, Chile

Mario Espinoza Feliú

Attorney

FREE TRANSLATION

February 18, 2004

Our Ref. # 50 .04

Santiago Commerce Exchange

Dear sirs,

The Board of Directors of this Company has agreed to convene the Ordinary Shareholders’ Meeting on Wednesday, March 24, 2004, at 4.30 p.m., in the first floor offices of the Bank, located in Santiago, Chile, on the street Huérfanos, No.1234, to deal with the following issues:

1.- Approval of the Annual Report, Balance Sheets, Statement of Income, and the External Auditors’ Report covering the fiscal year taken as of January 1st to December 31st, 2003.

2.- Profit distribution amounting to Ch$14,448,881,080 (Chilean pesos) of earnings for the year that totaled Ch$27,108,331,040(Chilean pesos), disbursing a dividend of Ch$40 (Chilean pesos) per share. On approval, this dividend shall be paid following the Shareholders’ Meeting at the Preferred Client teller position on the first floor of the offices of the Bank, located at Huérfanos No. 1234, Santiago. The remaining earnings shall be placed in a reserve fund of non-disbursed profits.

3.- Election of Board members.

4.- Determining compensation for the Board of Directors for 2004

5.- Determining compensation for the members of the Board of Directors’ Committee for 2004 as well as determining the budget covering working expenses for the Committee and its advisors.

6.- Designation of the External Auditors for the fiscal year 2004.

7.- Designation of the Rating Agencies.

8.- Details of operations in compliance with Article 44 Law No. 18,046.

9.- Report of the activities and incurred expenses of the Board of Directors’ Committee.

10.- Report on the Board of Directors’ expenses.

11.- Other matters legally ascribed to Ordinary Shareholders’ Meetings.

In compliance with that set forth in article 49 No.12 of the General Banking Law, the Balance Sheets, Statement of Income and the External Auditor’s Report pertaining to the fiscal year, taken as those days from January 1 to December 31, 2003, were published in the edition of the daily newspaper “Diario Financiero”, of February 16, 2004.

Those shareholders who are recorded in the Shareholders’ Register five business days before the indicated date of the Meeting, that is, up to and including March 18, 2004, have the right to attend the Shareholder’s meeting.

Upon approval of the Balance Sheets and the Statement of Income at the Ordinary Shareholders’ Meeting, if the distribution of dividends is agreed to, those shareholders recorded in the Shareholders’ Register five business days before the aforementioned date of the Meeting, that is up to and including March 18, 2004, will have the right to collect their dividends.

The first notification of the Shareholders’ Meeting shall be published in the daily newspaper “La Nación” on March 5, 2004, while the two remaining notices will appear in the same journal on March 12 and March 19, 2004.

Yours faithfully,

Banco Bilbao Vizcaya Argentaria, Chile

Mario Espinoza Feliú

Attorney

FREE TRANSLATION

February 18, 2004

Our Ref. # 051.04

Brokers Exchange

Securities Exchange

Dear sirs,

The Board of Directors of this Company has agreed to convene the Ordinary Shareholders’ Meeting on Wednesday, March 24, 2004, at 4.30 p.m., in the first floor offices of the Bank, located in Santiago, Chile, on the street Huérfanos, No.1234, to deal with the following issues:

1.- Approval of the Annual Report, Balance Sheets, Statement of Income, and the External Auditors’ Report covering the fiscal year taken as of January 1st to December 31st, 2003.

2.- Profit distribution amounting to Ch$14,448,881,080 (Chilean pesos) of earnings for the year that totaled Ch$27,108,331,040(Chilean pesos), disbursing a dividend of Ch$40 (Chilean pesos) per share. On approval, this dividend shall be paid following the Shareholders’ Meeting at the Preferred Client teller position on the first floor of the offices of the Bank, located at Huérfanos No. 1234, Santiago. The remaining earnings shall be placed in a reserve fund of non-disbursed profits.

3.- Election of Board members.

4.- Determining compensation for the Board of Directors for 2004

5.- Determining compensation for the members of the Board of Directors’ Committee for 2004 as well as determining the budget covering working expenses for the Committee and its advisors.

6.- Designation of the External Auditors for the fiscal year 2004.

7.- Designation of the Rating Agencies.

8.- Details of operations in compliance with Article 44 Law No. 18,046.

9.- Report of the activities and incurred expenses of the Board of Directors’ Committee.

10.- Report on the Board of Directors’ expenses.

11.- Other matters legally ascribed to Ordinary Shareholders’ Meetings.

In compliance with that set forth in article 49 No.12 of the General Banking Law, the Balance Sheets, Statement of Income and the External Auditor’s Report pertaining to the fiscal year, taken as those days from January 1 to December 31, 2003, were published in the edition of the daily newspaper “Diario Financiero”, of February 16, 2004.

Those shareholders who are recorded in the Shareholders’ Register five business days before the indicated date of the Meeting, that is, up to and including March 18, 2004, have the right to attend the Shareholder’s meeting.

Upon approval of the Balance Sheets and the Statement of Income at the Ordinary Shareholders’ Meeting, if the distribution of dividends is agreed to, those shareholders recorded in the Shareholders’ Register five business days before the aforementioned date of the Meeting, that is up to and including March 18, 2004, will have the right to collect their dividends.

The first notification of the Shareholders’ Meeting shall be published in the daily newspaper “La Nación” on March 5, 2004, while the two remaining notices will appear in the same journal on March 12 and March 19, 2004.

Yours faithfully,

Banco Bilbao Vizcaya Argentaria, Chile

Mario Espinoza Feliú

Attorney

FREE TRANSLATION

February 18, 2004

Our Ref. # 052.04

Bank of Chile

Attn: Mrs. Evelyn Goldman Kohen

Dear Mrs. Kohen,

The Board of Directors of this Company has agreed to convene the Ordinary Shareholders’ Meeting on Wednesday, March 24, 2004, at 4.30 p.m., in the first floor offices of the Bank, located in Santiago, Chile, on the street Huérfanos, No.1234, to deal with the following issues:

1.- Approval of the Annual Report, Balance Sheets, Statement of Income, and the External Auditors’ Report covering the fiscal year taken as of January 1st to December 31st, 2003.

2.- Profit distribution amounting to Ch$14,448,881,080 (Chilean pesos) of earnings for the year that totaled Ch$27,108,331,040(Chilean pesos), disbursing a dividend of Ch$40 (Chilean pesos) per share. On approval, this dividend shall be paid following the Shareholders’ Meeting at the Preferred Client teller position on the first floor of the offices of the Bank, located at Huérfanos No. 1234, Santiago. The remaining earnings shall be placed in a reserve fund of non-disbursed profits.

3.- Election of Board members.

4.- Determining compensation for the Board of Directors for 2004

5.- Determining compensation for the members of the Board of Directors’ Committee for 2004 as well as determining the budget covering working expenses for the Committee and its advisors.

6.- Designation of the External Auditors for the fiscal year 2004.

7.- Designation of the Rating Agencies.

8.- Details of operations in compliance with Article 44 Law No. 18,046.

9.- Report of the activities and incurred expenses of the Board of Directors’ Committee.

10.- Report on the Board of Directors’ expenses.

11.- Other matters legally ascribed to Ordinary Shareholders’ Meetings.

In compliance with that set forth in article 49 No.12 of the General Banking Law, the Balance Sheets, Statement of Income and the External Auditor’s Report pertaining to the fiscal year, taken as those days from January 1 to December 31, 2003, were published in the edition of the daily newspaper “Diario Financiero”, of February 16, 2004.

Those shareholders who are recorded in the Shareholders’ Register five business days before the indicated date of the Meeting, that is, up to and including March 18, 2004, have the right to attend the Shareholder’s meeting.

Upon approval of the Balance Sheets and the Statement of Income at the Ordinary Shareholders’ Meeting, if the distribution of dividends is agreed to, those shareholders recorded in the Shareholders’ Register five business days before the aforementioned date of the Meeting, that is up to and including March 18, 2004, will have the right to collect their dividends.

The first notification of the Shareholders’ Meeting shall be published in the daily newspaper “La Nación” on March 5, 2004, while the two remaining notices will appear in the same journal on March 12 and March 19, 2004.

Please bear in mind, that in accordance with that provided in the prospectus of Banco BHIF, now Banco Bilbao Vizcaya Argentaria, Chile, dividends paid by the Bank against ADSs or against shares of foreign shareholders are subject to a thirty-five percent withholding tax under Chilean legislation, which will be deducted and paid by Banco Bilbao Vizcaya Argentaria, Chile to the Chilean tax authorities.

Yours faithfully,

Banco Bilbao Vizcaya Argentaria, Chile

Mario Espinoza Feliú

Attorney

FREE TRANSLATION

February 18, 2004

Our Ref. # 053 .04

To whom this may concern

The Bank of New York

New York

Dear sirs,

The Board of Directors of this Company has agreed to convene the Ordinary Shareholders’ Meeting on Wednesday, March 24, 2004, at 4.30 p.m., in the first floor offices of the Bank, located in Santiago, Chile, on the street Huérfanos, No.1234, to deal with the following issues:

1.- Approval of the Annual Report, Balance Sheets, Statement of Income, and the External Auditors’ Report covering the fiscal year taken as of January 1st to December 31st, 2003.

2.- Profit distribution amounting to Ch$14,448,881,080 (Chilean pesos) of earnings for the year that totaled Ch$27,108,331,040(Chilean pesos), disbursing a dividend of Ch$40 (Chilean pesos) per share. On approval, this dividend shall be paid following the Shareholders’ Meeting at the Preferred Client teller position on the first floor of the offices of the Bank, located at Huérfanos No. 1234, Santiago. The remaining earnings shall be placed in a reserve fund of non-disbursed profits.

3.- Election of Board members.

4.- Determining compensation for the Board of Directors for 2004

5.- Determining compensation for the members of the Board of Directors’ Committee for 2004 as well as determining the budget covering working expenses for the Committee and its advisors.

6.- Designation of the External Auditors for the fiscal year 2004.

7.- Designation of the Rating Agencies.

8.- Details of operations in compliance with Article 44 Law No. 18,046.

9.- Report of the activities and incurred expenses of the Board of Directors’ Committee.

10.- Report on the Board of Directors’ expenses.

11.- Other matters legally ascribed to Ordinary Shareholders’ Meetings.

In compliance with that set forth in article 49 No.12 of the General Banking Law, the Balance Sheets, Statement of Income and the External Auditor’s Report pertaining to the fiscal year, taken as those days from January 1 to December 31, 2003, were published in the edition of the daily newspaper “Diario Financiero”, of February 16, 2004.

Those shareholders who are recorded in the Shareholders’ Register five business days before the indicated date of the Meeting, that is, up to and including March 18, 2004, have the right to attend the Shareholder’s meeting.

Upon approval of the Balance Sheets and the Statement of Income at the Ordinary Shareholders’ Meeting, if the distribution of dividends is agreed to, those shareholders recorded in the Shareholders’ Register five business days before the aforementioned date of the Meeting, that is up to and including March 18, 2004, will have the right to collect their dividends.

The first notification of the Shareholders’ Meeting shall be published in the daily newspaper “La Nación” on March 5, 2004, while the two remaining notices will appear in the same journal on March 12 and March 19, 2004.

Please bear in mind, that in accordance with that provided in the prospectus of Banco BHIF, now Banco Bilbao Vizcaya Argentaria, Chile, dividends paid by the Bank against ADSs or against shares of foreign shareholders are subject to a thirty-five percent withholding tax under Chilean legislation, which will be deducted and paid by Banco Bilbao Vizcaya Argentaria, Chile to the Chilean tax authorities.

Yours faithfully,

Banco Bilbao Vizcaya Argentaria, Chile

José Said Saffie

Chairman

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BBVA BANCO BHIF

Date: February 19, 2004	By:	/s/ Ramón Monell Valls
	Name:	Ramón Monell Valls
	Title:	Chief Executive Officer